SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    12487Q198
                                 --------------
                                 (CUSIP Number)


Herbert S. Winokur, Jr.                                Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                          O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                        Times Square Tower
30 East Elm Street                                     7 Times Square
Greenwich, CT 06830                                    New York, New York 10036
(203) 861-6600                                         (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 27, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,584,199
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,584,199
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,584,199
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,584,199
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,421,869
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,421,869
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.09%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,421,869
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,421,869
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.09%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         3,006,068
                                       -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       3,006,068
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,006,068
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.74%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

         This Schedule 13D/A (Amendment No. 8) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the Schedule 13D/A (Amendment No. 4) dated December 5, 1001, the Schedule 13D/A (Amendment No. 5) dated January 4, 2002, the Schedule 13D/A (Amendment No.
6) dated October 22, 2002 and the Schedule 13D/A (Amendment No. 7) dated March 30, 2004 (the "Statement")), filed by Capricorn Investors II, L.P. ("Capricorn II"), Capricorn Holdings, LLC ("Capricorn Holdings"), Capricorn Investors III, L.P. ("Capricorn III"), Capricorn Holdings III, LLC, ("Capricorn Holdings III") and Herbert S. Winokur, Jr. ("Winokur") with respect to the common stock, $0.10 par value, of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 4.    Purpose of Transaction.
           ----------------------

           Item 6 is amended by the addition of the follow information:

           On July 27, 2004, the Company commenced its previously announced self tender offer for up to 11,200,000 shares of the Company's outstanding common stock at a price of $18.75 per share, net to the selling stockholders. As set forth in the Company's Offer to Purchase dated July 27, 2004, Capricorn II and Capricorn III intend to tender the 1,559,880 shares and 200,042 shares, respectively, that they own. Capricorn II and Capricorn III are also considering the tender of the 24,319 shares and the 1,221,827 shares, respectively, of common stock issuable upon exercise of warrants that they hold, but have not yet determined to do so.

           Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur determined that Capricorn II and Capricorn III would tender their Common Stock to the Company after consideration of the factors deemed relevant by them, as outlined in the Statement and prior amendments, including the fact that the price in the offer to purchase represents a premium over the recent price of the Common Stock. Whether they ultimately tender the warrants held by Capricorn II and Capricorn III, or pursue an alternative disposition of such warrants, will be determined after their analysis of such factors as they apply to the warrants.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 is amended by adding the following.

           At the present time, Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur are unable to predict the number of shares of Common Stock that they will sell in the Company's self tender offer. The number of shares that they sell will depend on whether Capricorn II and Capricorn III determine to tender the shares issuable upon exercise of their warrants and the number of shares tendered by all holders of the Company's Common Stock and options and warrants to purchase common stock. Under the terms of the Company's offer to purchase, if the Company receives tenders of more than 11,200,000 shares of Common Stock, tendered shares will be purchased on a pro rata basis (except that odd lots, as defined in the offer to purchase, will be purchased on a priority basis). The Company stated in its offer to purchase that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change as a result of the tender offer.

           The description herein of the terms of the Company's self tender offer is qualified in its entirety by the Company's offer to purchase, which has been filed by the Company with the Securities and Exchange Commission as part of the Company's Schedule TO.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 28, 2004

                                        CAPRICORN INVESTORS II, L.P.

                                        By: CAPRICORN HOLDINGS, LLC,
                                            its General Partner


                                            By: /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                                Herbert S. Winokur, Jr., Manager


                                        CAPRICORN HOLDINGS, LLC


                                        By: /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr., Manager


                                        CAPRICORN INVESTORS III, L.P.

                                        By: CAPRICORN HOLDINGS III, LLC,
                                            its General Partner


                                            By: /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                                Herbert S. Winokur, Jr., Manager


                                        CAPRICORN HOLDINGS III, LLC


                                        By: /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr., Manager



                                        /s/ HERBERT S. WINOKUR, JR.
                                        ----------------------------------------
                                                Herbert S. Winokur, Jr.